Exhibit 99.49

Torex Gold Welcomes Jacques Perron to Its Board of Directors

Toronto, Ontario—(Newsfile Corp. - April 7, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to announce the addition of Jacques Perron to its Board of Directors (“the Board”) effective May 1, 2026. With the addition of Mr. Perron, the Board will be comprised of eight directors, seven of whom are independent directors.

Rick Howes, Chair of the Board, stated:

“Jacques brings a wealth of knowledge and expertise to the Board from a career that spans over forty years in the mining sector. Having held various director and executive positions throughout his career, his leadership in both technical and operational roles will add valued insight and perspective to the Board. His industry knowledge covers both precious and base metals through experience at a number of Canadian and U.S. mining companies with operations around the world.

“Jacques is well positioned to support the Board and Management through the Company’s next phase of growth, including completion of Media Luna North and evaluating other opportunities to optimize and expand production at our flagship Morelos Property, advancing economic studies to support a construction decision on the Los Reyes project, and surfacing value through the portfolio of early-stage exploration assets acquired last year in northern Mexico and Nevada. His breadth of industry knowledge will offer strategic insight as we continue to build long-term value for our business in Mexico and beyond.”

Mr. Perron is currently the Chair of Arizona Metals Corp., and a Director of Franco-Nevada Corporation and Centerra Gold Inc. He has previously served as a Director of several other mining companies and as President and CEO of Pretium Resources Inc., Thompson Creek Metals Company Inc., and St Andrew Goldfields Ltd. Prior to that he held senior executive and operational roles at a number of other mining companies earlier in his career.

Mr. Perron holds a Bachelor of Science in Mining Engineering from I’École Polytechnique de Montréal and is the Chair of the Canadian Mineral Industry Education Foundation (CMIEF).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired interests in a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-Looking Information includes, but is not limited to, statements concerning the anticipated Board changes and timing thereof. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2025 and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/291487